SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                         (Amendment No. __________){1}



                                  Helisys, Inc.
-------------------------------------------------------------------------------
                                 (Name of Issuer)
                     Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   423282 10 2
-------------------------------------------------------------------------------
                                  (CUSIP Number)


                            Scott H. Rothstein, Esq.
                            Day, Berry & Howard LLP
                                  CityPlace I
                          Hartford, Connecticut 06103
                                 (860) 275-0100
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 14, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box /   /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on the following pages)
                               (Page 1 of 10 Pages)


**FOOTNOTES**

     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  423282 10 2                13D                   Page 2 of 10 Pages

  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Robert F. Meyerson

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /  /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           PF

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

                  7    SOLE VOTING POWER
  NUMBER OF            1,630,000 shares (includes 1,600,000 shares beneficially
   SHARES              owned by Telantis Venture Partners V, Inc.)
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               1,630,000 shares (includes 1,600,000 shares beneficially
                       owned by Telantis Venture Partners V, Inc.)
                 10    SHARED DISPOSITIVE POWER
                       0

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,000 shares (includes 1,600,000 shares beneficially owned by Telantis Venture Partners V, Inc.)

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           28.9%

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  423282 10 2                13D                   Page 3 of 10 Pages


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Telantis Venture Partners V, Inc.
           (I.D.# 65-0761765)

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /  /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           WC, OO

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware corporation

                  7    SOLE VOTING POWER
  NUMBER OF            1,600,000 shares
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               1,600,000 shares

                 10    SHARED DISPOSITIVE POWER
                       0

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,600,000 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           28.4%

 14        TYPE OF REPORTING PERSON*
           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.001 per share (the "Common Stock"), of Helisys, Inc. (the "Company"), a Delaware corporation, including 1,000,000 shares of Common Stock issuable upon the conversion of Series A Preferred Stock, par value $.001 per share (the "Series A Preferred Stock") of the Company beneficially owned by the Filing Persons (as defined in Item 2), and 600,000 shares of Common Stock issuable upon the exercise of stock subscription warrants beneficially owned by the Filing Persons.

     The Company's principal executive offices are located at 24015 Garnier Street, Torrance, California 90505.

Item 2.   IDENTITY AND BACKGROUND.

     This Statement is being filed by (A) Telantis Venture Partners V, Inc. ("Telantis") and (B) Robert F. Meyerson (together, the "Filing Persons").

(A) Telantis is a Delaware corporation engaged in the business of venture capital investment. The address of its principal business and principal office is 791 Wye Road, Akron, OH 44333. The Executive Officers, Directors and persons controlling Telantis are (1) Robert F. Meyerson; (2) Adam H. Meyerson; (3) Elizabeth S. Murphy; and (4) Richard W. Dyer. The information required by subsections (a) through
     (c) and (f) of this Item 2 with respect to such persons is as follows:

     (1) Robert F. Meyerson, the Chief Executive Officer, Chairman of the Board and sole stockholder of Telantis, is a U.S. citizen with a business address at 791 Wye Road, Akron, OH 44333. His principal occupation is as an independent investor. Mr. Meyerson is the father of Adam H. Meyerson and Elizabeth S. Murphy.

     (2) Adam H. Meyerson, President and a Director of Telantis, is a U.S. citizen with a business address at 791 Wye Road, Akron, OH 44333. His principal occupation is as President of Hartley Management Corp., a business/capital management company. Mr. Meyerson is the son of Robert F. Meyerson and the brother of Elizabeth S. Murphy.

     (3) Elizabeth S. Murphy, Executive Vice President and a Director of Telantis, is a U.S. citizen with a business address at 791 Wye Road, Akron, OH 44333. Her principal occupation is as a homemaker. Ms. Murphy is the daughter of Robert F. Meyerson and the sister of Adam H. Meyerson.

     (4) Richard W. Dyer, the Chief Financial Officer and a Director of Telantis, is a U.S. citizen with a business address at 791 Wye Road, Akron, OH 44333. His principal occupation is as Chief Financial Officer of Hartley Management Corp.

          During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the executive officers, directors or controlling persons of the reporting person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, none of the executive officers, directors or controlling persons of the reporting person have been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(B) The information required by this Item 2 with respect to Robert F. Meyerson is set forth above.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In seven transactions that took place between October 15, 1997 and February 13, 1998, Robert F. Meyerson purchased an aggregate of 30,000 shares of Common Stock in open market transactions at purchase prices ranging from $.625 per share to $2.50 per share. The aggregate consideration for such purchases was $33,452.00. The funds to purchase such shares of Common Stock were personal funds of Mr. Meyerson.

     On September 4, 1998, Telantis acquired a Stock Subscription Warrant for 100,000 shares of Common Stock in connection with a loan made by Telantis to the Company in the principal amount of $100,000. A copy of such Stock Subscription Warrant is filed herewith as Exhibit 2 and is incorporated herein by reference.

     On September 14, 1998, Telantis entered into a Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement"), pursuant to which it acquired 40,000 shares of Series A Preferred Stock, which are convertible into an aggregate of 1,000,000 shares of Common Stock, and a Stock Subscription Warrant for 500,000 shares of Common Stock in a private transaction, at an aggregate purchase price of $250,000. A copy of the Purchase Agreement is filed herewith as Exhibit 3 and is incorporated herein by reference. A copy of such Stock Subscription Warrant is filed herewith as Exhibit 4 and is incorporated herein by reference. The funds to purchase such securities were working capital of Telantis in the amount of $48,054.80 and cancellation of indebtedness of the Company to Telantis evidenced by two Promissory Notes including principal and interest in the aggregate amount of $201,945.20.

Item 4.   PURPOSE OF TRANSACTION.

     The Filing Persons are holding all of the securities set forth herein for investment purposes. Based on the Filing Persons' ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other opportunities available to the Filing Persons, offers for their shares of Common Stock, general economic conditions and other future developments, the Filing Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Filing Persons may decide to sell or seek the sale of all or part of their present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The Filing Persons may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

     Reference is made to Item 6 below, which sets forth certain rights of Telantis with respect to the appointment of Directors, the right to acquire additional securities of the Company under specified circumstances and certain voting rights of the Series A Preferred Stock that may impede the acquisition of control of the Company by other persons. Telantis intends to appoint a Director in accordance with the provisions described in Item 6 below.

     Except as set forth in this Item 4 and Item 6, Telantis does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, Telantis beneficially owns 1,600,000 shares of Common Stock (including shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and upon the exercise of the Stock Subscription Warrants), representing approximately 28.4% of the shares of Common Stock outstanding. Robert F. Meyerson beneficially owns 1,630,000 shares of Common Stock (including the 1,600,000 shares of Common Stock beneficially owned by Telantis, of which Mr. Meyerson is the sole stockholder), representing approximately 28.9% of the shares of Common Stock outstanding. Together, the Filing Persons beneficially own 1,630,000 shares of Common Stock, representing approximately 28.9% of the Common Stock outstanding. None of the other persons named in Item 2 beneficially own any Common Stock.

     (b) Upon the issuance of the Common Stock issuable upon the conversion of the Series A Preferred Stock and upon the exercise of the Stock Subscription Warrants, Telantis will have the sole power to vote or to direct the vote and to dispose or direct the disposition of the 1,600,000 shares of Common Stock beneficially owned by it. Upon the issuance of the Common Stock issuable upon the conversion of the Series A Preferred Stock and upon the exercise of the Stock Subscription Warrants, as the sole stockholder of Telantis, Robert F. Meyerson indirectly will have the sole power to vote or to direct the vote and to dispose or direct the disposition of the 1,600,000 shares of Common Stock beneficially owned by Telantis. Prior to conversion of the Series A Preferred Stock, Telantis has the sole power and Robert F. Meyerson, as the sole stockholder of Telantis, indirectly has the sole power to vote the 40,000 shares of Series A Preferred Stock owned by it as set forth in Item 6 below. Based upon the voting provisions described in Item 6 below, as of September 22, 1998, the Filing Persons had the right to vote the 40,000 shares of Series A Preferred stock beneficially owned by them as if they were the equivalent of 5,000,000 shares of Common Stock. Additionally, Robert F. Meyerson has the sole power to vote or to direct the vote and to dispose or direct the disposition of the 30,000 shares of Common Stock owned directly by him.

     (c) Except as set forth in Item 3 above, no transactions in the Common Stock were effected by the Filing Persons during the past 60 days.

     (d) Robert F. Meyerson, as the sole stockholder of Telantis, has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Telantis. No other person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Telantis has entered into the Purchase Agreement, the Stock Subscription Warrants and a Shareholders Agreement dated September 14, 1998 by and among the Company, Telantis and certain other stockholders of the Company (the "Shareholders' Agreement"). A copy of the Shareholders' Agreement is filed herewith as Exhibit 5 and is incorporated herein by reference.

     The rights, preferences and privileges of the Series A Preferred Stock are set forth in the Amended Certificate of Designations, Preferences and Rights filed by the Company with the Delaware Secretary of State on September 10, 1998 (the "Certificate"), a copy of which is filed herewith as Exhibit 6 and is incorporated herein by reference. Each of the Purchase Agreement, the Stock Subscription Warrants, the Shareholders' Agreement and the Certificate contain agreements between Telantis, the Company, and, in the case of the Shareholders' Agreement, certain other persons, with respect to securities of the Company, and each of such documents is incorporated herein, in its entirety, by reference. The following sets forth the principal terms of such agreements insofar as they concern the securities of the Company.

     Pursuant to Section 7.17 of the Purchase Agreement, the Company has agreed that if the Average Market Price (as defined in the Certificate) of the Company's Common Stock is less than $.50 per share at any time commencing twelve months from September 14, 1998, upon the request of Telantis, it will exchange the shares of Series A Preferred Stock held by Telantis for a convertible promissory note of the Company in the principal amount corresponding to the Purchaser's purchase price for such shares plus an annualized return on such purchase price form the date of purchase equal to 35%, plus all accrued dividends on such shares. Such convertible promissory note would bear interest at 10% per annum and be payable quarterly over a two year period commencing six months from the issuance of such convertible promissory note. The convertible promissory note would be convertible into the Company's Common Stock upon the demand of the holder. Upon certain events concerning the Company's intellectual property rights and the Company's ability to obtain a line of credit, the rights described above would become exercisable by Telantis regardless of the Average Market Price of the Company's Common Stock.

     Pursuant to Section 9 of the Purchase Agreement, the Company has agreed, subject to certain conditions, to register the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants held by Telantis under the Securities Act of 1933, as amended. Such registration rights include the right of certain holders of the Series A Preferred Stock to demand that the Company effect a registration statement. The Company has also agreed that Telantis may elect to exchange its registration rights for any superior registration rights that it grants to any other person in the future (see Section 8.2 of the Purchase Agreement).

     In the event that the Company issues any new class of equity securities, the Company has agreed, pursuant to Section 8.6 of the Purchase Agreement, to permit Telantis to exchange its securities for shares of such new class of equity security in the event that the terms of such equity security are deemed preferable by Telantis.

     Pursuant to the Certificate, each share of Series A Preferred Stock is convertible, at the request of the holder, into twenty-five (25) shares of Common Stock. Included among the rights set forth in the Certificate are certain provisions protecting against certain dilutive events, pursuant to which the Series A Preferred Stock would be convertible into a greater number of shares of Common Stock. Reference is made to Section 3(d) of the Certificate.

     Each of the Stock Subscription Warrants provides that, at any time through September 13, 2003, the holder may purchase up to the number of shares of Common Stock set forth therein at a purchase price of $.35 per share. Section 2.5 of the Stock Subscription Warrants also provides protection against certain dilutive events, which could result in an increase in the number of shares of Common Stock issuable upon the exercise of the Stock Subscription Warrants.

     Pursuant to Section 7 of the Certificate, the Company has agreed that, without the approval of a majority of the outstanding shares of Series A Preferred Stock, it will not (1) amend its Certificate of Incorporation or Bylaws; (2) reclassify any Common Stock into shares having any preference or priority as to dividends or assets superior to or on a parity with any such preference or priority of the Series A Preferred Stock, or otherwise effect a capital reorganization of the Company; (3) redeem, retire, purchase or otherwise acquire any shares of its Common Stock, except from employees upon termination of employment or pursuant to the Corporation's rights of first refusal; (4) consolidate or merge the Company into or with, or acquire the stock or substantially all of the assets of, any other corporation, partnership or other entity; (5) sell, lease, convey, encumber or otherwise dispose of all or substantially all of the property or business of the Company; (6) create, authorize or issue any additional shares of Common Stock or Convertible Security, having a preference or priority as to dividends or assets superior to or on a parity with any such preference or priority of the Series A Preferred Stock; or (7) pay, set aside for payment or declare any dividend or other distribution on any share of Common Stock or other class of stock unless all dividends have been paid, or set aside for payment, on the Series A Preferred Stock. Notwithstanding the foregoing, the Company may issue up to 96,000 shares of a new series of Preferred Stock identical in all respects to the Series A Preferred Stock, except that each share of such new class of Preferred Stock shall be convertible into 12.5 shares of Common Stock (the "New Series"). Telantis would have the right to purchase such shares of the new class of Preferred Stock in the proportion that its holdings of the Series A Preferred Stock bear to the total number of shares of Series A Preferred Stock outstanding. Telantis currently holds 40,000 shares of Series A Preferred Stock, out of a total of 144,000 shares, or approximately 27.8%.

     Pursuant to Section 5(b) of the Certificate, the Series A Preferred Stock is entitled to elect a Director to the Board of Directors of the Company. If at any time, the total number of shares of Series A Preferred Stock outstanding (including shares of the New Series) exceeds 240,000 shares, the Series A Preferred Stock (including the New Series) will be entitled to elect an additional member to the Board of Directors of the
Company.   Additionally, pursuant to the Shareholders' Agreement, the first
Director to be elected by the Series A Preferred Stock holders shall be designated by Telantis and all Series A Preferred Stock holders have agreed to vote their shares in favor of such designee.

     Section 4.5 of the Shareholders' Agreement provides certain holders of the Series A Preferred Stock, including Telantis, with a right of first refusal on any disposition of securities of the Company by Michael Feygin, a founder, executive officer and Director of the Company. If Mr. Feygin wishes to sell any equity security of the Company held by him, he must first offer such securities to such Series A Preferred Stock holders. As of the date of the Company's most recent Proxy Statement, Mr. Feygin was the beneficial owner of 1,993,260 shares of the Company's Common Stock. In addition to the foregoing, pursuant to Section 4.4 of the Shareholders' Agreement, Mr. Feygin has agreed to limit his dispositions of equity securities of the Company to the limits imposed by Rule 144 of the Rules and Regulations under the Securities Act of 1933, as amended, on "affiliates" of the Company, regardless of whether he falls within the meaning of such term. For the twelve month period commencing September 14, 1998, Mr. Feygin has agreed that he will not dispose of shares with an aggregate sale price of more than $100,000 or a per share price of less than $1.00.

     Pursuant to Section 3 of the Shareholders' Agreement, Telantis has the right to purchase its pro rata share of any sale of New Securities (as defined in the Shareholders' Agreement) issued by the Company in the future.

     Pursuant to Section 5 of the Certificate, the holders of the Series A Preferred Stock and the holders of the Common Stock vote together as a single class on all matters submitted to the shareholders for a vote. The holders of Series A Preferred Stock have the number of votes they would have if their shares were converted to Common Stock multiplied by a factor of (1) 5, if the Average Market Price of the Common Stock is less than $1.00 per share; (2) 2.5 if the Average Market Price of the Common Stock is less than $2.00 per share but greater than or equal to $1.00 per share; or
(3) 1, if the Average Market Price of the Common Stock is $2.00 per share or greater. These voting rights could impede the acquisition of control of the Company by any other person and the exercise of any control over the Company by the holders of Common Stock.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Joint Filing Agreement.

     (2) Stock Subscription Warrant by and between Helisys, Inc. and Telantis Venture Partners V, Inc. dated September 4, 1998.

     (3) Preferred Stock and Warrant Purchase Agreement by and among Helisys, Inc., Telantis Venture Partners V, Inc. and Visalia Trust dated September 14, 1998.

     (4) Stock Subscription Warrant by and between Helisys, Inc. and Telantis Venture Partners V, Inc. dated September 14, 1998.

     (5) Shareholders Agreement by and among Helisys, Inc., Telantis Venture Partners V, Inc. and certain other stockholders, dated September 14, 1998.

     (6) Amended Certificate of Designations, Preferences and Rights of Helisys, Inc., filed with the Delaware Secretary of State on September 10, 1998.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 1998          TELANTIS VENTURE PARTNERS V, INC.



                              By   /s/Adam H. Meyerson
                                   -------------------------
                                   Adam H. Meyerson
                                   Its President


Dated: September 24, 1998          /s/Robert F. Meyerson
                                   -------------------------
                                   Robert F. Meyerson